

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Mr. Xianshou Li
Chief Executive Officer
Renesola Ltd.
No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People's Republic of China

   Re: Renesola Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2012
     Filed April 26, 2013
     File No.: 001-33911

Dear Mr. Li:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 53

-Critical Accounting Policies, page 63

-Impairment of Long-lived Assets, page 65

1. We note your disclosures related to how you evaluate your long-lived assets for impairment. Please address the following comments:

- Please tell us and revise future filings to explain how, if at all, you consider current capacity utilization in determining whether there are indicators that the carrying amounts of your long-assets may not be recoverable.

- Please tell us and revise future filings to explain how you anticipate utilizing your capacity in future periods. Discuss the impact that expiring incentives in locations such as Germany could have on your expectations.

- Please tell us and revise future filings to describe how your decision to change from solar wafer production to solar modules was considered in determining whether there are indicators that the carrying amounts of your long-lived assets may not be recoverable.

Liquidity and Capital Resources, page 71

2.   We note your disclosures on page 75 and throughout the filing that you are offering longer credit terms. We further note you increased your accounts receivables balance by approximately 67% as of December 31, 2012 as compared to December 31, 2011. Additionally, we note that your allowance for doubtful accounts increased from $1.1 million at December 31, 2011 to $1.8 million at December 31, 2012. Please revise future filings to describe any trends regarding the collectability of accounts receivable and advances to suppliers and your allowance for doubtful accounts. Provide us with a sample of your proposed revised disclosure.

Index to Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-11

Note 2. Summary of Principal Accounting Policies, page F-13

-(e) Cash and Cash Equivalents, page F-14

3.   We note that your cash and cash equivalents have original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in FASB ASC 305-10-20.

-(h) Project Costs, page F-15

4.   We note your disclosures here and on page 71 that you have completed project assets in Europe that you have been unable to sell and you expect to spend up to an additional $10.8 million on these project assets whereby you have not identified buyers. We further note that you have evaluated these project assets for impairment and did not recognize any impairment losses on these project assets for the year ended December 31, 2012. Please explain to us how you determined that the recorded amount for these project assets

is recoverable. Cite the accounting literature relied upon and how you applied it to your situation.

-(u) Revenue Recognition, page F-18

5.   We note from your disclosure on page 64 that you have offered customers extended credit terms. Please revise future filings to explain how these extended credit terms impact your revenue recognition. Specifically, discuss how the changes have impacted your ability to estimate the provision for doubtful accounts, your ability to determine that the sales price at the time of sale is fixed and determinable, and that collectability is reasonably assured. Refer to SAB Topic 13. Provide us with a sample of your proposed disclosure.

-(x) Warranty Costs, page F-19

6.   We note here and from page F-35 that you have adopted a warranty accrual rate of 1.0% of PV module revenues. You further state that you recorded a $7.8 million revision of your outstanding warranties during fiscal 2012 and that this decrease in your warranty accrual is primarily attributable to decreases in the average selling price for solar modules, which is a primary input into the estimated costs of your warranty policy. Please explain to us in more detail why you recorded this decrease in your product warranties estimate considering that you record 1.0% of PV modules revenues for your warranty accrual. Refer to the guidance in Topic 460 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief